UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-14044

September 6, 2006

UNITED BISCUITS FINANCE PLC

(Translation of Registrant’s Name into English)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, U.K.
(Address Of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                  Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3—2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - _____.

EXHIBIT INDEX

Exhibit	Description
99.1	UB completes sale of Southern European business and defeases and issues redemption notices in respect of the Senior Subordinated Notes due 2011

6 September 2006

United Biscuits completes sale of Southern European business and defeases and issues redemption notices in respect of all outstanding Senior Subordinated Notes due 2011

United Biscuits (‘UB’), a leading European manufacturer of biscuits and snacks, today announced that it has completed the sale of its Southern European business to Kraft Foods Inc. (the ‘Sale’) for an enterprise value of £575 million.  The Sale also returns to Kraft the rights to all Nabisco trademarks, including Oreo and Ritz, in the European Union, Eastern Europe, the Middle East and Africa.

UB’s Southern European business is the largest biscuit manufacturer in Spain and Portugal with approximately 26% and 37% market share respectively.  UB purchased the Southern European business from Nabisco Holdings in July 2000 and became the market leader in Portugal in 2004 with the acquisition of Triunfo Productos Alimentares S.A (‘Triunfo’).

In connection with the consummation of the Sale, UB has today issued a notice of redemption in respect of the outstanding 10.625% Euro-denominated and 10.75% Sterling-denominated Senior Subordinated Notes due 2011 issued by United Biscuits Finance plc (‘Notes’).  UB has simultaneously defeased the Notes by depositing funds with the trustee for the Notes sufficient for the redemption of the Notes on the Redemption Date.   By defeasing the Notes, UB is no longer obligated to comply with most of the covenants contained in the indenture governing the Notes.  Redemption of the Notes will occur on October 6, 2006.  The aggregate redemption prices for the 10.625% Euro-denominated Notes and 10.75% Sterling-denominated Notes are €212.4 million and £182.3 million, respectively, which constitute the principal amount and interest payable on such Notes up to, but not including, the redemption date, and the call premium of 105.313% in the case of the Euro-denominated Notes and 105.375% in the case of the Sterling-denominated Notes.

UB previously announced on July 11, 2006 its intent to defease and redeem the Notes.

UB is the number one player in the UK biscuit market with well-known household brands such as McVitie’s, go ahead! and Jacob’s. UB is also the number two business in the biscuit markets in France and Belgium, joint number one in the Netherlands, number two in the UK bagged snacks market and UK cake market and number one in the UK nuts market.

- Ends -

This press release includes statements that are, or may be deemed to be, “forward-looking statements”. The terms “anticipates,” “believes,” “expects,” estimates,” “intends,” “plans,” “may,” “will” or “should” and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements describe our intentions, beliefs or current expectations. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  Our future results may differ materially from historical results and from those expressed or implied in the forward-looking statements as a result of various factors including those under the section entitled “Risk Factors” in our annual report on Form 6-K filed with the SEC on March 29, 2006 and our other submissions with the SEC. You should not place undue reliance on these forward-looking statements.

All written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 6, 2006

UNITED BISCUITS FINANCE PLC

(Registrant)

By:	/s/ Malcolm Ritchie
Name:	Malcolm Ritchie
Title:	Chief Executive Officer